UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 20
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-3-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On July 13, 2026 and August 14, 2026, respectively, the audit and supervisory committee of the board of directors and the board of directors of LEIFRAS Co., Ltd. (the “Company”) resolved not to renew or negotiate new terms for continued engagement with WWC, P.C. (“WWC”), the Company’s auditor, which dismissal will become effective immediately following WWC’s completion of its review of the Company’s condensed consolidated financial statements for the third quarter of the fiscal year ending December 31, 2026, and approved the engagement of Forvis Mazars Japan Audit LLC (“Forvis Mazars”), an independent registered public accounting firm, to serve as the auditor of the Company, effective beginning with the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2026. Upon completion of WWC’s services, the Company will file an amendment to this Report of Foreign Private Issuer on Form 6-K with the specific date of dismissal and an update to the disclosures required by Item 16F(a)(2) of Form 20-F through that date.

WWC’s report on the Company’s financial statements for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through the subsequent interim period through the date of this Report of Foreign Private Issuer on Form 6-K, there were no disagreements with WWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to WWC’s satisfaction, would have caused WWC to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through the subsequent interim period through the date of this Report of Foreign Private Issuer on Form 6-K, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, other than the following material weaknesses of the Company reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 8, 2026: (i) a lack of sufficient accounting personnel with appropriate knowledge and experience of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) and reporting requirements set forth by the SEC to properly prepare and review the consolidated financial statements in accordance with U.S. GAAP; (ii) a lack of formalized financial reporting controls and procedures to properly address complex or unusual transactions and related accounting issues on a timely basis; and (iii) a lack of effective internal controls over certain aspects of information technology environments including segregation of duties, user access, third-party service provider management, and change management within information technology systems that support the financial reporting process.

The Company has provided WWC with a copy of the above disclosure and requested that WWC furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of WWC’s letter is filed hereto as Exhibit 16.1.

During the two most recent fiscal years through the date of this Report of Foreign Private Issuer on Form 6-K, neither the Company, nor someone on behalf of the Company, has consulted Forvis Mazars regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that Forvis Mazars concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted Forvis Mazars regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company issued a press release on August 25, 2026, announcing the change of auditor. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibit Index

Exhibit Number	Exhibit
16.1	Letter, dated August 25, 2026, from WWC, P.C. addressed to the U.S. Securities and Exchange Commission
99.1	Press Release dated August 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: August 25, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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